PRIDE BUSINESS DEVELOPMENT HOLDINGS, INC.
1230 Calle Suerte
Camarillo, California  93012

April 10, 2007

VIA EDGAR AND FACSIMILE (202) 772-9361
Mr. Scott Ruggiero
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Pride Business Development Holdings Inc.
Form 10-KSB For the fiscal year ended December 31, 2005
Filed June 1, 2006
Form 10-QSB For the quarterly period ended March 31, 2006
Filed July 14, 2006
Form 10-QSB For the quarterly period ended June 30, 2006
Filed August 23, 2006
File No. 0-51107

The following responses address the comments of the Commission as set forth in a comment letter dated September 7, 2006 (the “Comment Letter”) relating to Pride Business Development Holdings, Inc. (the “Company”). The answers set forth herein refer to each of the Staffs' comments by number.

Form 10-KSB for the fiscal year ended December 31, 2005

Management’s Discussion and Analysis or Plan of Operation, Pa. 11

Overall Operating Results, Pg 11

1.
Please expand your discussion to describe the underlying causes of the changes in your results of operations and provide a more detailed analysis of material year-to-year changes and trends. Please provide those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of our operating results. For example, explain why operating costs and interest expenses increased in 2005.

Response

Prior to entering into a share exchange agreement with Medstretch Inc. on August 24, 2004, the Company was a shell corporation with little or no assets, sales or expenses. After the completion of the merger, the Company spent most of its funds developing a new business plan with little to no major revenue. The major differences in expenditures from FY 2004 to FY 2005 were in four major categories. Consultants/professional fees (increased approx. $520K), Insurance (increased approx. $180K), Sales salaries and wages (increased approx $410K), and royalties (Increased $75K), outside services (increased approx. $84K), along with increased expenditures in all categories which reflect a full years operations versus a partial year in 2004. We will revise the Company’s disclosure in the Form 10-KSB in accordance with the Staff’s comment to include a more detailed analysis of material year-to-year changes and trends. The changes which we propose to make are set forth in Exhibit A attached hereto.

Notes to Consolidated financial Statements, Page F-6

Note 1 - Summary of Accounting Policies, Page F-6

Earnings Per Share, Page F-7

2.
We note your disclosure that you had no potentially dilutive common shares. Please revise your disclosure to address the potentially dilutive common shares in connection with convertible notes payable and the warrants issued to obtain your bridge loans. Refer to paragraph 40( c ) of SFAS No. 128.

Response

The Company intends to provide the following additional disclosure in its notes to the financial statements:

Earnings Per Share. Basic net income per share is computed by dividing net income available to common shareholders (numerator) by the weighted average number of common shares outstanding during the year (denominator).  Diluted net income per share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the year. For the year ended December 31, 2004, Pride had no dilutive potential common shares. For the year ended December 31, 2005, Pride had a total of 4,123,731 dilutive potential common shares attributable to the “Convertible Note Payable - Officer” (See Note 4 herein below) and the “Convertible Note Payable” (See Note 5 hereinabove) only. With respect to the Convertible Note Payable - Officer, at December 31, 2005 the Company owed $1,106,719. As such, if the holder exercised their right to convert the amount due under the Convertible Note Payable - Officer, into equity in the Company at the agreed rate of $0.60 per common share and one five year warrant to purchase additional common shares at an exercise price of $1.00, the Company would be obligated to issue 1,844,532 common shares and 1,844,532 five-year warrants entitling the holder to purchase up to an additional 1,844,532 common shares. With respect to the Convertible Note Payable, at December 31, 2005, the Company owed $260,800. As such, if the holder exercised the right to convert the amount due under the Convertible Note Payable into equity in the Company at the agreed rate of $0.60 per common share, the Company would be obligated to issue 434,667 common shares.

Note-4 Convertible Note Payable - Officer, Page F-8

3.
We note your disclosure related to your Convertible note payable to an officer. Please tell us the amount of gain or loss you recognized in connection with the 2005 modification of terms including where you have recognized such gain or loss in your 2005 statement or opertions. If you have not accounted for the modification in terms as debt extinguishment, please tell us your basis in GAAP for not doing so and include a summary of your calculations of the cash flow effect of the modification in terms. Please refer to EITF 96-19.

Response

We acknowledge the Staff’s comments however for the year ended 2005, the Company recognized a total loss of $76,248.15 in connection with the 2005 modification of terms of the Convertible Note Payable-Officer. This loss was recognized in the Interest Expense section of the company’s Consolidated Statement at page F-3 of the Company’s Form 10-KSB for the year ended December 31, 2005. If the interest rate for the Convertible Note Payable-Officer remained at 5.25%, the recognized loss would have been $40,030.28

Note 6 - Bridge Loans, page F-9

4.
We noted your disclosure that you issued common shares in connection with receiving proceeds under your various bridge loan facilities. Please provide us with a reconciliation of the 1,875,600 (should be 1,650,600) shares as disclosed in Note 6 to the 1,003,800 shares presented in your consolidated statement of changes in stockholders’ deficit for the year ended December 31, 2005.

Response

We acknowledge the Staff’s comment however as set forth in Note 6 - Bridge Loans at page F-9 of the Company’s form 10-KSB for the year ended December 31, 2005, the Company was obligated to issue a total of 1,650,600 of its common shares as part of certain bridge loans. However, as of December 31,2005, the Company had issued a total of 1,003,800 of its common shares that were owed per the terms of the bridge loans, thus leaving a shares payable of 646,800 common shares at December 31, 2005,with an average per share value of $1.15 per share, or a total of current liability of $561,250, which is set forth in the Company’s Consolidated Balance Sheet at page F-2 of the Company’s Form 10-KSB for the year ended December 31, 2005.

The reason for the shares payable at December 31, 2005 was mainly due to the fact that the Company received approximately $355,000 in bridge loans during the last two weeks of December 2005 and the Company and its agents were not able to complete the share issuances due in conjunction with such bridge loans prior to December 31, 2005.

Shares Payable

5.
It appears that the $561,250 shares payable as of December 31, 2005 represents your obligation to issue equity shares as required by the terms of the bridge loans. If not, please advise. In any event, please provide your basis in GAAP to support classification as a liability.

Response

As referenced above in response to Question # 4, the $561,250 represents the Company’s obligation to issue equity shares as required by the terms of the bridge loans. The Company notes that the classification should properly be reflected in Stockholders’ Equity section as Common Stock Payable. In future filings the Company will correctly classify these types of amounts into Stockholders’ Equity in the Balance Sheet.

Note 8 - Income taxes, page F-10

6.	Please revise to include the following disclosures related to income taxes:
a.	The total of all deferred tax liabilities:
b.	The total of all deferred tax assets:
c.	The approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and assets.
d.
A reconciliation using percentage or dollar amounts to the reported amount of income tax expense to the amount of income tax expense that would result from applying Federal statutory tax rates to pretax loss.

Response

The Company has no deferred tax liability as at December 31, 2005.

At December 31, 2005, deferred tax assets consisted of the following:

Deferred tax asset	$1,111,000
Less: Valuation allowance	(1,111,000)
Net deferred tax assets	$0

The Company uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting purposes. During fiscal 2005, the Company incurred Net Operating losses and therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward is approximately $4,200,000 at December 31, 2005, and will expire in the years 2023 to 2025.

Reconciliation of the effective income tax rate to the U.S. statutory rate is as follows:

	FY2005	FY2004
Tax expense at the U.S. statutory income
Tax rate	34%	34%
Net Operating Loss	($4,200,000)	($1,200,000)
Effective income tax rate	0%	0% .

Exhibit 31.1 and Exhibit 31.2

7.	Please revise to include the date of your officer’s certification.

Response

The Company will revise its officer’s certifications accordingly.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 3. Controls and Procedures

8.
Please revise to disclose any changes that have materially effected, or are reasonably likely to materially affect your internal control over financial reporting. If you made no such material changes, please specifically state that fact in your disclosure.

Response

The Company will revise its Form 10-QSB in accordance with the Staff’s comment to include a statement that no such material changes have or have or reasonably are likely to materially affect our internal control over the financial reporting for the period ended March 31, 2006.

Form 10-QSB for the Quarterly Period ended June 30, 2006

Note 4 - Common Stock, page 6

We note that your loan agreement dated June 16, 2005 in the amount of $250,000 was amended on April 7, 2006 making the loan convertible into shares of your common stock at $0.40 per share. We also note that this is conversion price was significantly less than the fair market value of your common stock on this date. Please tell us if you recognized a beneficial conversion feature when the loan was amended. If not, please explain why not.

Response

The Company did recognize a beneficial conversion feature of $330,000 when the loan was amended. Recognition of the beneficial conversion feature is disclosed on page 5 of the Company’s Form 10-QSB as “Beneficial conversion feature attributable to convertible note payable”.

Item 3. Controls and procedures, page 12

10.
We noted your statement that your certifying officers concluded that your disclosure controls and procedures were only effective “to ensure that information you are required to disclose in reports within the time period specified in the SEC rules and forms.” Please be advised that your management should also conclude that information required to be disclosed in Company reports filed under the Exchange Act is accumulated to management as appropriate to allow timely decisions regarding required disclosure. Please revise to disclose your officers’ overall conclusion as to whether you disclosure controls and procedures, as defined by Rule 13a-15(e) of the Exchange act, were effective.

Response

The Company will revise its Form 10-QSB in accordance with the Staff’s comment to include that is set forth in Exhibit B attached hereto.

Changes in Internal Control over Financial Reporting, page 12

11.
We noted your reference to Item 3 for a discussion of changes in our internal control. We also note your statement that “management believes that it has improved its internal control over financial reporting.” During the quarterly period ended June 30, 2006. Please revise to specify the kinds of changes you made to your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect your internal controls over financial reporting.

Response

The Company will include the language set forth in Exhibit C attached hereto to its internal controls over financial reporting.

* * *

Please contact the undersigned at (866) 868-0461 with any questions.

Sincerely,

/s/ Michael M. Markow

Michael M. Markow
Chairman & Chief Executive Officer

Exhibit A

Revenues

Revenues for the fiscal years ended December 31, 2005, and 2004 were $ 282,241 and $10,706, respectively. Prior to August 24, 2004, the Company was a shell corporation with little or no assets, sales or expenses. This increase of $271,535 was the result of commencement of full Company operations, which began during the fourth quarter of 2004.

Cost of Sales

Cost of revenues for the fiscal years ended December 31, 2005, and 2004 were $115,711 and $ 2,148, respectively. Prior to August 24, 2004, the Company was a shell corporation with little or no assets, sales or expenses. This increase was the result of commencement of full Company operations, which began during the fourth quarter of 2004.

Gross Profit

Gross Profit for the fiscal years ended December 31, 2005, and 2004 were $ 166,530 and $ 8,558, respectively. Prior to August 24, 2004, the Company was a shell corporation with little or no assets, sales or expenses. This increase was the result of commencement of full Company operations, which began during the fourth quarter of 2004.

Consultants/Professional Fees

Consultants and Professional Fees for the fiscal years ended December 31, 2005, and 2004 were approximately $691,100 and $162,680, respectively. Prior to August 24, 2004, the Company was a shell corporation with little or no assets, sales or expenses. The increase was the result of commencement of full Company operations, which began during the fourth quarter of 2004 and the Company began to utilize the services of a variety of qualified parties to assist in the execution of the Company’s new business plan.

Insurance Costs

Insurance costs for the fiscal years ended December 31, 2005, and 2004 were approximately $271,850 and $92,000, respectively. Prior to August 24, 2004, the Company was a shell corporation with little or no assets, sales or expenses. The increase was the result of commencement of full Company operations, which began during the fourth quarter of 2004.

Sale Salaries and Wages

Sale Salaries and Wages for the fiscal years ended December 31, 2005, and 2004 were approximately $707,360 and $297,000, respectively. Prior to August 24, 2004, the Company was a shell corporation with little or no assets, sales or expenses. The increase was the result of commencement of full Company operations, which began during the fourth quarter of 2004.

Royalties

Royalties for the fiscal years ended December 31, 2005, and 2004 were $100,000 and $25,000, respectively. This increase was due to a contractual provision contained in a trademark and licensing agreement entered into between the Company and a third party. The contractual provision requires an increase of $75,000 in minimum royalty payments in 2005, as opposed to 2004.

Net Loss

Our net loss for the fiscal years ended December 31, 2005, and 2004, amounted to $3,694,021 and $1,075,627, respectively. Prior to August 24, 2004, the Company was a shell corporation with little or no assets, sales or expenses. The increase was the result of commencement of full Company operations, which began during the fourth quarter of 2004.

Exhibit B

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including Pride's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), as appropriate to allow timely decisions regarding required disclosure.

Exhibit C

The Company has hired a full-charge bookkeeper with multiple years of experience in the following areas: payroll, quarterly and annual taxes, general ledger, bank statements, excise tax, accounts receivable and accounts payable. The Company has also hired a controller with over thirty years of experience in financial management, commercial finance lending, strategic planning, accounting and tax consulting, including due diligence compliance and certified audit compliance.